VedderPrice	VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

ABIGAIL J. MURRAY
312-609-7796	CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
amurray@vedderprice.com
October 22, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Preliminary Proxy Materials for First American Investment Funds, Inc. File No.: 811-05309
To the Commission:
     On behalf of First American Investment Funds, Inc. (the “Registrant”), electronically transmitted herewith is the preliminary proxy statement on Schedule 14A and form of proxy. The Registrant would like to mail definitive proxy materials in early November.
     Please direct any questions or comments regarding this filing to Jennifer Goodman at (312) 609-7732 or the undersigned at (312) 609-7796.

Very truly yours,
/s/ Abigail J. Murray
Abigail J. Murray